Scott C. Kline, Esq.

dba Kline Law Group

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

May 8, 2023

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Ms. Joyce Sweeney

Re:	GoLogiq, Inc.

Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2022

File No. 333-231286

Dear Ms. Sweeney:

On behalf of GoLogiq, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated May 2, 2024.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment No. 1 of Form 10-K for the Year Ended December 31, 2022

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment 1. Please have your independent registered public accounting firm revise their report to include explanatory language regarding the restatement. Refer to paragraph 18(e) of PCAOB Auditing Standards AS 3101 and paragraphs 9-10 and 16-17 of AS 2820.

Response 1. The Company’s independent registered public accounting firm advise that they will revise their report to include the following:

Restatement of 2022 Financial Statements

As discussed in Note 2 to the financial statements, the 2022 financial statements have been restated to correct a misstatement.

If this is acceptable, we can proceed to refile the Form 10-K/A as Amendment No. 2 with the above language included.

If you have further questions or comments, please feel free to contact us.

Very truly yours,

/s/ Scott C. Kline

Scott C. Kline

CC	Granger Whitelaw, CEO

GoLogiq, Inc.

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